Rover Group, Inc.

720 Olive Way, 19th Floor

Seattle, WA 98101

VIA EDGAR

September 22, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington, D.C. 20549-3010

Attention: Taylor Beech

RE:	Rover Group, Inc.

Registration Statement on Form S-1

File No. 333-259519

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rover Group, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission accelerate the effective date of the Registrant’s above-referenced Registration Statement on Form S-1 (File No. 333-259519) (the “Registration Statement”). The Registrant respectfully requests that the Registration Statement become effective as of 9:00 a.m., Eastern Time, on Thursday, September 23, 2021, or as soon thereafter as practicable.

Please call Michael Nordtvedt of Wilson Sonsini Goodrich & Rosati LLP, outside counsel to the Registrant, at (206) 883-2524 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Rover Group, Inc.

By:	/s/ Melissa Weiland
Name: Melissa Weiland
Title: General Counsel

cc:	Melissa Weiland, Rover Group, Inc. Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati LLP John Brust, Wilson Sonsini Goodrich & Rosati LLP Craig Sherman, Wilson Sonsini Goodrich & Rosati LLP

[Registrant SIGNATURE PAGE TO ACCELERATION REQUEST]